UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Conway J. Schatz 703 17th Street, Suite 800 Denver, CO 80202 (720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Very Hungry LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,604,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,604,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,604,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74348X103	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Hexagon Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74348X103	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,804,070
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,804,070
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,804,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74348X103	13D	Page 5 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on May 23, 2012 (the “Schedule 13D”) , with respect to the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby supplemented as follows:

As a result of the transactions described in this Amendment, Hexagon no longer has any beneficial ownership of securities of the Issuer, either directly or indirectly, and is no longer a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 7, 2012, Hexagon contributed all of the Common Stock and warrants of the Issuer beneficially owned by it to Very Hungry. The securities contributed, representing beneficial ownership of an aggregate of 5,427,600 shares, consisted of the following:

•	1,280,540 shares of Common Stock;

•	the first April Warrant exercisable for 666,667 shares of Common Stock;

•	the second April Warrant exercisable for 2,500,000 shares of Common Stock; and

•	the September Warrant exercisable for 980,393 shares of Common Stock.

No consideration was paid by Very Hungry or received by Hexagon related to this contribution.

Following this contribution, on June 7, 2012, Hexagon distributed all of its membership interests in Very Hungry to the members of Hexagon on a pro rata basis. No consideration was paid by the members of Hexagon or received by Hexagon related to this distribution. After the distribution, Hexagon no longer has any beneficial ownership of securities of the Issuer, either directly or indirectly, and is no longer a Reporting Person.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

Except as described in the Schedule 13D or this Amendment, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 39,489,173 shares of Common Stock of the Issuer outstanding as of May 1, 2012, which number is based on information set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012.

CUSIP No. 74348X103	13D	Page 6 of 7 Pages

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•

Very Hungry beneficially owns 10,604,070 shares of the Issuer’s Common Stock, consisting of 3,868,775 shares of Common Stock, 666,667 shares issuable upon exercise of the first April Warrant, 2,500,000 shares issuable upon exercise of the second April Warrant, 980,393 shares issuable upon exercise of the September Warrant, and 2,588,235 shares issuable upon exercise of the November Warrant, representing in the aggregate approximately 23.0% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

•

Mr. Reiman beneficially owns 10,804,070 shares of the Issuer’s Common Stock, consisting of 3,868,775 shares of Common Stock (owned directly by Very Hungry), 666,667 shares issuable upon exercise of the first April Warrant (held directly by Very Hungry), 2,500,000 shares issuable upon exercise of the second April Warrant (held directly by Very Hungry), 980,393 shares issuable upon exercise of the September Warrant (held directly by Very Hungry), 2,588,235 shares issuable upon exercise of the November Warrant (held directly by Very Hungry), and 200,000 shares issuable upon exercise of the December Option, representing in the aggregate approximately 23.3% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

•	Hexagon no longer has beneficial ownership of any shares of the Issuer’s Common Stock, either directly or indirectly, and is no longer a Reporting Person.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

CUSIP No. 74348X103	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2012

VERY HUNGRY LLC

	By:	/s/ Jeffrey M. Knetsch
	Name:	Jeffrey M. Knetsch, attorney-in-fact

SCOTT J. REIMAN

/s/ Jeffrey M. Knetsch
Name: Jeffrey M. Knetsch, attorney-in-fact